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                                                                       EXHIBIT 1

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Thursday December 6, 7:33 am Eastern Time

Press Release

SOURCE: Global-Tech USA, Inc.

Global-Tech Appliances Reports Second Quarter Results

HONG KONG--(BUSINESS WIRE)--Dec. 6, 2001-- Global-Tech Appliances Inc. (NYSE:
GAI - news) announced today its net sales and earnings for the second quarter of
---   ----
fiscal 2002 ended September 30, 2001.

Net sales for the second quarter of fiscal 2002 declined 23.5% to $24.8 million, compared to $32.4 million for the second quarter of fiscal 2001. Net income decreased for the second quarter of fiscal 2002 to $2.4 million, or $0.20 per share, compared to $4.0 million, or $0.33 per share, for the corresponding period in fiscal 2001. Results for the second quarter of fiscal 2002 included the operations of Lite Array, Inc., a flat-panel display business in which the Company acquired a controlling interest effective May 31, 2001.

Net sales for the six months ended September 30, 2001 declined 12.7% to $48.1 million, compared to $55.1 million for the prior corresponding six-month period. Net income for the first half of fiscal 2002, which included the results of Lite Array, decreased to $4.5 million, compared to $5.8 million in the first half of fiscal 2001.

John C.K. Sham, President and Chief Executive Officer, said: "As anticipated and announced in the previous quarter, our business has been negatively impacted by the global economic slowdown, particularly in the retail sector. While Lite Array has managed to commence production of some flat-panel displays during the quarter, its sales were immaterial and the loss in the operation impacted the quarter by $0.6 million, or $0.05 per share."

Mr. Sham continued, "Additionally, the bankruptcy filing of Moulinex S.A., one of our key customers, also impacted our business in the quarter. These combining factors are likely to affect our net sales for the balance of the fiscal year but may be offset in part as the initiatives that we have taken to promote our floor care business come into fruition. Accordingly, the Company has implemented significant cutbacks and cost control measures, including reduced compensation for certain members of management, in an effort to remain profitable."

Mr. Sham concluded, "Our strategy to change our focus and diversify the Company into a manufacturer of technology-oriented products is progressing as planned. While we believe that Lite Array may generate significant sales and ultimately profits within the coming twelve months, it's just a beginning part of our overall transition. We are continuing to pursue new technologies and businesses that can benefit from our manufacturing capabilities and remain committed to accelerating our plans to diversify the Company, which we believe will increase shareholder value."

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Global-Tech is an original designer, manufacturer, and marketer of a wide range of small household appliances in four primary product categories: kitchen appliances; garment care products; travel products and accessories; and floor care products. The Company's products are marketed by its customers under brand names such as Black & Decker(R), DeLonghi(R), Dirt Devil(R), Hamilton Beach(R), Krups(R), Morphy Richards(R), Moulinex(R), Mr. Coffee(R), Proctor-Silex(R), Sunbeam(R), and West Bend(R).

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, the financial condition of the Company's customers, product demand and market acceptance, new product development, reliance on key strategic alliances, availability and cost of raw materials, the timely and proper execution of certain business plans, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission including its most recent Report on Form 20-F.

                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                 (Amounts expressed in United States dollars)

----------------------------------------------------------------------------------------------------------------
                                                               Three Months Ended        Six Months Ended
                                                                  September 30,            September 30,
                                                                2001         2000         2001         2000
                                                             (unaudited)  (unaudited)  (unaudited)  (unaudited)
                                                                   (in thousands, except per share data)
Net sales                                                   $ 24,812   $ 32,414    $ 48,090   $ 55,126
Cost of goods sold                                           (18,496)   (25,065)    (36,731)   (42,952)
Gross profit                                                   6,316      7,349      11,359     12,174
Selling, general and
 administrative expenses                                      (4,355)    (3,869)     (7,985)    (7,817)
Share of losses in
 joint venture                                                  (147)         -        (201)         -
Operating income                                               1,814      3,480       3,173      4,357
Other income, net                                                617        776       1,436      1,734
Income before income
 taxes                                                         2,431      4,256       4,609      6,091
Provision for income
 taxes                                                          (193)      (255)       (304)      (321)
Income before minority
 interests                                                     2,238      4,001       4,305      5,770
Minority interests                                               181          -         186          -
Net income                                                  $  2,419   $  4,001    $  4,491   $  5,770
                                                            ========   ========    ========   ========
Net income per share                                        $   0.20   $   0.33    $   0.37   $   0.48
                                                            ========   ========    ========   ========
Weighted average number
 of shares
 outstanding                                                  12,138     12,133      12,138     12,133
-------------------------------------------------------------------------------------------------------

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                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                 (Amounts expressed in United States dollars)

                                                                 September 30,           March 31,
                                                                     2001                  2001
                                                                  (unaudited)            (audited)
                                                                          (in thousands)
                                    ASSETS
Current assets:
 Cash and cash equivalents                                             $ 47,446          $  28,489
 Short-term investments                                                   9,650             31,221
 Interests in joint venture                                               5,798                  -
 Accounts receivable, net                                                10,208              9,390
 Deposits prepayments & other
  assets                                                                  2,952              9,160
 Inventories, net                                                        14,056             14,898
                                                                       --------          ---------
   Total current assets                                                  90,110             93,158

Property, plant and equipment                                            38,428             38,493
Excess of cost over fair value
 of net assets acquired                                                   4,845                  -
Intangible assets                                                         1,818                 13
Loan to a director                                                          384                384
                                                                       --------          ---------
   Total assets                                                        $135,585          $ 132,048
                                                                       ========          =========

                     LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
 Short-term bank borrowings                                            $     81          $       -
 Current portion of long-term
  bank loans                                                              1,235              1,139
 Accounts payable                                                         9,389             14,007
 Advance payments from customers                                             74                184
 Accrued expenses                                                         5,668              3,737
 Income tax provision                                                     3,315              3,014
                                                                       --------          ---------
  Total current liabilities                                              19,762             22,081
Long-term bank loans                                                        330                908
Minority interests                                                        1,313                  -
                                                                       --------          ---------
 Total liabilities                                                       21,405             22,989

Shareholders' equity:
 Preferred stock, par value $0.01;
  1,000,000 shares authorized, no
  shares issued                                                               -                  -

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
                                                                 September 30,           March 31,
                                                                     2001                2001
                                                                  (unaudited)            (audited)
                                                                            (in thousands)
Common stock, par value $0.01;
 50,000,000 shares authorized;
 12,830,000 shares issued;
 12,830,000 shares issued as of
 September 30, 2001
 and March 31, 2001                                                         128                128
Additional paid-in capital                                               81,662             81,662
Retained earnings                                                        36,940             32,456
Accumulated other comprehensive
 deficit                                                                     74               (550)
                                                                       --------           --------
                                                                        118,804            113,696
Less: Treasury stock, at cost                                            (4,624)            (4,637)
Total shareholders' equity                                              114,180            109,059
                                                                       --------           --------
Total liabilities and shareholders'
 equity                                                                $135,585           $132,048
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


Contact:
     Global-Tech USA, Inc., New York
     Brian Yuen
     Tel.: 212-683-3320
     Web Page: http://www.businesswire.com/cnn/gai.shtml
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